Contact

www.linkedin.com/in/dnemirovsky
(LinkedIn)
www.rnlawfirm.com (Company)
www.sldx.com (Company)
www.atakama.com/ (Company)

Top Skills

Bitcoin

Institutional Digital Finance

Securities

Dimitri Nemirovsky

cyber / entrepreneur / recovering attorney

New York, New York, United States

Summary

With teams working remotely and cyber attacks skyrocketing, securing your business has become more of a priority than ever before. 60% of businesses have experienced a serious security breach in the last two years!

Atakama is an innovative data security company that provides a file-level encryption solution like nothing else available on the market.

Most companies leverage legacy encryption solutions that are credentials-based -- once a user authenticates, all data is immediately exposed.

Atakama does not rely on usernames and passwords, and eliminates the need for centralized key storage. There is nothing for an adversary to attack. Atakama encrypts at the individual file level, and seamlessly integrates with your network, cloud providers, and data discovery and classification tools.

To learn more or to do business with Atakama please contact us:
info@atakama.com
https://www.atakama.com/

Specialties: Encryption, Cloud Security, Cybersecurity

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Experience

Atakama
Co-Founder and COO
2018 - Present (5 years)
Greater New York City Area

security software

Reyhani Nemirovsky LLP
Attorney
2012 - 2017 (5 years)
Greater New York City Area

Bingham McCutchen
Attorney
2003 - 2012 (9 years)

Merrill Lynch
Attorney
2000 - 2003 (3 years)

Education

Brooklyn Law School
JD · (2000)

Baruch College
MBA · (2000)

Baruch College
Bachelor's degree